SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is made as of April 19, 2016, by and between Columbia Management Investment Advisers, LLC (“Columbia”), a Minnesota limited liability company and Columbia ETF Trust I (the “Trust”), a statutory trust established under the laws of the Commonwealth of Massachusetts.

RECITALS

WHEREAS, pursuant to that certain Master Index License Agreement for Index Based Funds dated April 1, 2016 (as amended from time to time, the “License Agreement”) between MSCI Inc. (“MSCI”), a Delaware corporation, and Columbia, Columbia obtained a license to use in connection with “Funds” (as that term is defined in the License Agreement) certain securities indexes owned and managed by MSCI (the “MSCI Indexes”), along with associated marks (the “MSCI Marks”); and

WHEREAS, Columbia has the right pursuant to Section 1(c) of the License Agreement to sublicense its rights thereunder to any Fund; and

WHEREAS, the Trust wish to use the MSCI Indexes and the MSCI Marks in connection with the establishment of a series of exchange traded funds (each, an “ETF”), each based on a MSCI Index, and to use the MSCI Marks in connection with the identification and marketing of the ETFs and in connection with making disclosures about the ETFs under applicable laws, rules and regulations; and

WHEREAS, Columbia wishes to grant a sublicense to the Trust for the use of the MSCI Indexes and MSCI Marks;

NOW THEREFORE, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, Columbia hereby grants to the Trust sublicenses to use the MSCI Indexes (and associated data and information) and the MSCI Marks listed on Exhibit A in the manner set forth in, and subject to the terms of, the License Agreement.

2. Performance of Obligations Under the License. The Trust will be responsible for performing all of Columbia’s executory obligations under the License Agreement (including the payment of license fees), as such obligations relate to use of the MSCI Indexes and the MSCI Marks in connection with the formation and operation of Funds (as that term is defined in the License Agreement).

3. Fees. The Trust shall have the obligation to pay the license fees set forth in the License Agreement to MSCI under this Agreement.

4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) Columbia or an affiliate of Columbia ceases to exercise investment discretion over the Trust or any ETF in its capacity as manager, investment adviser, trustee, or other comparable capacity. Columbia shall notify the Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Trust’s right to use the MSCI Indexes and the MSCI Marks shall terminate immediately.

5. Indemnification. The Trust shall indemnify and hold harmless Columbia, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) any breach of this Agreement by the Trust or (b) the Trust’s use of the MSCI Indexes (listed on Exhibit A) and corresponding MSCI Marks and MSCI information and data including, but not limited to, errors in the calculation of any MSCI Index, or delays in the dissemination of any MSCI Index, except to the extent such claims result from the negligence or willful misconduct of Columbia or its affiliates. The provisions of this section shall survive termination of this Agreement.

6. Assignment. The Trust will not make, or purport to make, any assignment or other transfer of this Agreement. Columbia may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Trust.

7. Amendment. Except that Columbia and the Trust may add one or more additional MSCI Indexes and Marks to Exhibit A to this Agreement, no other provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

9. Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of New York.

10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

Columbia Management Investment Advisers, LLC			Columbia ETF Trust I

By:	/s/ Amy K. Johnson	By:	/s/ Christopher O. Petersen
Name:	Amy K. Johnson	Name:	Christopher O. Petersen
Title:	Global Head of Operations	Title:	President

Exhibit A

List of MSCI Indexes

Beta Advantage® Sustainable Global Equity Income 200 Index

Beta Advantage® Sustainable International Equity Income 100 Index

Beta Advantage® Sustainable U.S. Equity Income 100 Index